SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2023

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni’s Board of Directors - Approval of the fourth tranche of the provision in place of the 2022 dividend: € 0.22 per share
•	Eni: Board of Directors resolves to propose to the Shareholders' Meeting a new buyback program and the cancellation of treasury shares acquired for the purpose of remunerating shareholders
•	Eni: 2022 Consolidated Financial Statements and Draft Financial Statements of the Parent Company - Convening of the Annual Shareholders’ Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: March 16, 2023

Eni’s Board of Directors

Approval of the fourth tranche of the provision in place of the 2022 dividend: € 0.22 per share

Ravenna, 16 March 2023 – Eni’s Board of Directors, chaired by Lucia Calvosa, today resolved to distribute to Shareholders the fourth of the four tranches of the provision in place of the dividend 2022 from Eni S.p.A. available reserves1 of € 0.22 (compared to a total annual provision, in place of the dividend, equal to € 0.88) per share outstanding at the ex-dividend date as of 22 May 20232, payable on 24 May 20233, as resolved by the Shareholders’ Meeting of 11 May 2022.

Holders of ADRs, outstanding at the record date of 23 May 2023, will receive € 0.44 per ADR, payable on 8 June 20234, with each ADR listed on the New York Stock Exchange representing two Eni shares.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

1 Coupon No. 42

2 Depending on the recipient’s fiscal status the payment is subject to a withholding tax or are treated in part as taxable income.

3 Pursuant to article 83-terdecies of the Italian Legislative Decree no. 58 of February 24, 1998, the right to receive the payment is determined with reference to the entries on the books of the intermediary – as set out in art. 83-quater, paragraph 3 of the Italian Legislative Decree no. 58 of February 24, 1998 – at the end of the accounting day of the 23 May 2023 (record date).

4On ADR payment date, Citibank, N.A. will pay net of the amount of the withholding tax under Italian law applicable to all Depository Trust Company Participants.

Eni: Board of Directors resolves to propose to the Shareholders' Meeting a new buyback program and the cancellation of treasury shares acquired for the purpose of remunerating shareholders.

Ravenna, 16 March 2023 - Eni's Board of Directors, chaired by Lucia Calvosa, has resolved to submit a proposal to the Shareholders' Meeting of 10 May 2023, called in ordinary session, to authorize the purchase of treasury shares (the "new buyback Program") for a period up to the end of April 2024.

As illustrated in the 2023-2026 Strategic Plan, presented to the market on February 23, 2023, Eni intends to distribute between 25%-30% of annual CFFO by way of a combination of dividend and share buyback. In upside scenarios of the CFFO compared to the amount foreseen in the Plan, Eni expects to use 35% of incremental CFFO for distribution.

In line with the Plan, considering Eni’s expectations for the scenario and the performance of the businesses, Eni therefore intends to launch a €2.2 billion new share buyback in 2023. This amount may be increased up to a total maximum of €3.5 billion, in case of upside scenarios as described above.

The maximum amount of shares that can be purchased under this program is no. 337 millions of shares (approximately 10% of Eni's share capital as a result of the proposed cancellation of the shares acquired in the previous 2022-2023 buyback Program).

Authorization for the purchase of treasury shares under the new buyback Program is requested for the following purposes:

-	up to no. 275 millions of shares, to remunerate shareholders;
-	up to no. 62 millions of shares, to set up a share portfolio to serve extraordinary financial transactions, as convertible bond issues, or for other purposes consistent with the financial, business and/or strategic interest of Eni.

Purchases made under the new buyback Program will be made at a price identified in compliance with regulatory requirements and accepted market practices in force from time to time. This price may not deviate downward or upward by more than 10% from the official price recorded by Eni S.p.A. stock in the session of the Euronext Milan market, organized and managed by Borsa Italiana S.p.A., on the day preceding each individual transaction.

Purchases may be made:

-	on regulated markets in accordance with operating procedures established in the regulations for the organization and management of those markets;
-	in the way established by the market practices permitted by Consob pursuant to Article 13 of Regulation (EU) No. 596/2014 (if applicable);
-	under the conditions set forth in Article 5 of Regulation (EU) No. 596/2014.

The Board of Directors has also resolved to submit a proposal to the Shareholders' Meeting, called in extraordinary session, to cancel:

(i)	the treasury shares purchased under the previous 2022-2023 buyback Program (no. 195,550,084 of treasury shares), and
(ii)	the treasury shares to be purchased under the new buyback Program for the purpose of remunerating shareholders (maximum no. 275 millions of treasury shares). This cancellation will be carried out by the Board of Directors without reducing the share capital, in view of the absence of the par value of Eni's shares, by July 2024, in one or more acts, even before the maximum number of shares authorized by the Shareholders' Meeting has been purchased.

For shares purchased for purposes other than shareholder’s remuneration, the Shareholders' Meeting is called upon to authorize their subsequent disposal, without time limits. The sale or other acts of disposal of such shares may be carried out in accordance with the terms and conditions established from time to time by the Board of Directors, in accordance with the purpose for which the authorization to purchase is requested, as well as in the way deemed most appropriate by the Board of Directors and in accordance with the interests of the Company and, in any case, in compliance with applicable regulations and any applicable market practices.

The documentation relating to the Shareholders' Meeting will be made available to the public within the terms and in the way provided for by current regulations, including through publication on the Company's website.

As of today's date, Eni holds no. 226,097,834 treasury shares equal to approximately 6.33% of the share capital of which, as a result of the proposed cancellation of the shares acquired under the previous 2022-2023 buyback Program, no. 30,547,750 treasury shares will remain (equal to approximately 0.90% of the share capital post cancellation). Eni's subsidiaries do not hold shares in the Company.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni: 2022 Consolidated Financial Statements

and Draft Financial Statements of the Parent Company

Convening of the Annual Shareholders’ Meeting

Ravenna, March 16, 2023 - Today, the Board of Directors, chaired by Lucia Calvosa, approved the 2022 Eni’s Annual Report prepared according to article No. 154-ter of the Italian comprehensive code for exchanges and securities. Consolidated net profit attributable to Eni’s shareholders amounted to €13,887 million1.

The Italian version of Eni’s 2022 Annual Report has been prepared in accordance with the European provisions on the standardization of financial languages (ESEF – European Single Electronic Format regulation).

The separate draft financial statements of the parent company for the year ending December 31, 2022 reported a net profit of €5,403 million. The 2022 IFRS consolidated statements and the separate statements of the parent company Eni SpA are enclosed herein.

The 2022 Annual Report (Italian version), in accordance with Article 154-ter of the Italian comprehensive code for exchanges and securities, has been handed to the Board of Statutory Auditors and the Independent Auditors. The Report will be made available to the public within the first ten days of April 2023, at the Company’s registered office, on the company's website, eni.com and in the other manner provided for by current legislation together with the reports of the Board of Statutory Auditors and the Independent Auditors. On the same day, an Annual Report on Form 20-F will be filed with the U.S. SEC.

The Board of Directors approved the “Consolidated report on non-financial information” prepared in conformity with the Italian Legislative Decree No. 254/2016 and included in the management discussion of the 2022 Annual Report.

The Board of Directors also approved the Report on Corporate Governance and Shareholding Structure and the Remuneration Report prepared according to article No. 123-bis and 123-ter of the Italian comprehensive code for exchanges and securities, respectively. These reports will be made available at the Company's headquarters and published on Eni’s website, in the “Publications” section and in accordance with current regulation, together with the 2022 Annual Report on Form 20-F.

The Board of Directors convened the Annual Shareholders' Meeting on May 10, 2023 (single call). The meeting is set to approve the 2022 financial statements of the parent company and the allocation of net profit and the appointment of corporate bodies. The Board of Directors and Board of Statutory Auditors approved their guidelines to shareholders on the composition of corporate bodies to be appointed, which are available to the public at the Company's website.

1 This result substantially confirms the Group preliminary consolidated results published on February 23, 2023, excluding certain minor changes relating to data not yet available at the time of the press release (in particular Saipem’s fourth quarter 2022 result) and negligible net adjustments.

* * *

Francesco Esposito, in his position as Eni’s manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Company Contacts

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

* * *

Eni

Società per Azioni Roma, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release is also available on the Eni web site eni.com.

Attachments

IFRS Consolidated Financial Statements

PROFIT AND LOSS ACCOUNT

	Full Year
(€ million)	2022	2021
Sales from operations	132,265	76,575
Other income and revenues	1,175	1,196
Total revenues	133,440	77,771
Purchases, services and other	(102,282)	(55,549)
Impairment reversals (impairment losses) of trade and other receivables, net	47	(279)
Payroll and related costs	(3,015)	(2,888)
Other operating (expense) income	(1,736)	903
Depreciation, Depletion and Amortization	(7,205)	(7,063)
Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(1,140)	(167)
Write-off of tangible and intangible assets	(599)	(387)
OPERATING PROFIT (LOSS)	17,510	12,341
Finance income	8,450	3,723
Finance expense	(9,333)	(4,216)
Net finance income (expense) from financial assets measured at fair value through profit or loss	(55)	11
Derivative financial instruments	13	(306)
FINANCE INCOME (EXPENSE)	(925)	(788)
Share of profit (loss) of equity-accounted investments	1,841	(1,091)
Other gain (loss) from investments	3,623	223
INCOME (EXPENSE) FROM INVESTMENTS	5,464	(868)
PROFIT (LOSS) BEFORE INCOME TAXES	22,049	10,685
Income taxes	(8,088)	(4,845)
Net profit (loss)	13,961	5,840
attributable to:
- Eni's shareholders	13,887	5,821
- Non-controlling interest	74	19

Earnings per share (€ per share)
- basic	3.96	1.61
- diluted	3.95	1.60
Weighted average number of shares outstanding (million)
- basic	3,483.6	3,566.0
- diluted	3,490.0	3,573.6

BALANCE SHEET

(€ million)
	Dec. 31, 2022	Dec. 31, 2021
ASSETS
Current assets
Cash and cash equivalents	10,155	8,254
Financial assets measured at fair value through profit or loss	8,251	6,301
Other financial assets	1,504	4,308
Trade and other receivables	20,840	18,850
Inventories	7,709	6,072
Income tax assets	317	195
Other assets	12,823	13,634
	61,599	57,614
Non-current assets
Property, plant and equipment	56,332	56,299
Right of use assets	4,446	4,821
Intangible assets	5,525	4,799
Inventory - compulsory stock	1,786	1,053
Equity-accounted investments	12,092	5,887
Other investments	1,202	1,294
Other financial assets	1,967	1,885
Deferred tax assets	4,569	2,713
Income tax assets	114	108
Other assets	2,271	1,029
	90,304	79,888
Assets held for sale	264	263
TOTAL ASSETS	152,167	137,765
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	4,446	2,299
Current portion of long-term debt	3,097	1,781
Current portion of long-term lease liabilities	884	948
Trade and other payables	25,710	21,720
Income taxes payable	2,108	648
Other liabilities	12,473	15,756
	48,718	43,152
Non-current liabilities
Long-term debt	19,374	23,714
Long-term lease liabilities	4,067	4,389
Provisions for contingencies	15,267	13,593
Provisions for employee benefits	786	819
Deferred tax liabilities	5,094	4,835
Income taxes payable	253	374
Other liabilities	3,270	2,246
	48,111	49,970
Liabilities directly associated with assets held for sale	108	124
TOTAL LIABILITIES	96,937	93,246
Share capital	4,005	4,005
Retained earnings	23,455	22,750
Cumulative currency translation differences	7,586	6,530
Other reserves and equity instruments	8,763	6,289
Treasury shares	(2,937)	(958)
Net profit (loss)	13,887	5,821
Total Eni shareholders' equity	54,759	44,437
Non-controlling interest	471	82
TOTAL SHAREHOLDERS' EQUITY	55,230	44,519
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	152,167	137,765

CASH FLOW STATEMENT

	Full Year
(€ million)	2022	2021
Net profit (loss)	13,961	5,840

Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	7,205	7,063
Impairment losses (impairment reversals) of tangible, intangible and right of use assets, net	1,140	167
Write-off of tangible and intangible assets	599	387
Impairment reversals (impairment losses) of investments	(1,841)	1,091
Gains on disposal of assets, net	(524)	(102)
Dividend income	(351)	(230)
Interest income	(159)	(75)
Interest expense	1,033	794
Income taxes	8,088	4,845
Other changes	(2,773)	(194)
Cash flow from changes in working capital	(1,279)	(3,146)
- inventories	(2,528)	(2,033)
- trade receivables	(1,036)	(7,888)
- trade payables	2,284	7,744
- provisions for contingencies	2,028	(406)
- other assets and liabilities	(2,027)	(563)
Net change in the provisions for employee benefits	39	54
Dividends received	1,545	857
Interest received	116	28
Interest paid	(851)	(792)
Income taxes paid, net of tax receivables received	(8,488)	(3,726)
Net cash provided by operating activities	17,460	12,861
Cash flow from investing activities	(10,793)	(7,815)
- tangible assets	(7,700)	(4,950)
- prepaid right of use	(3)	(2)
- intangible assets	(356)	(284)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(1,636)	(1,901)
- investments	(1,675)	(837)
- securities and financing receivables held for operating purposes	(350)	(227)
- change in payables in relation to investing activities	927	386
Cash flow from disposals	2,989	536
- tangible assets	149	207
- intangible assets	17	1
- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	(60)	76
- tax on disposals		(35)
- investments	1,096	155
- securities and financing receivables held for operating purposes	483	141
- change in receivables in relation to disposals	1,304	(9)
Net change in receivables and securities not held for operating purposes	786	(4,743)
Net cash used in investing activities	(7,018)	(12,022)

(continued) CASH FLOW STATEMENT

	Full Year
(€ million)	2022	2021
Increase in long-term debt	130	3,556
Payment of long-term debt	(4,074)	(2,890)
Payment of lease liabilities	(994)	(939)
Increase (decrease) in short-term financial debt	1,375	(910)
Dividends paid to Eni's shareholders	(3,009)	(2,358)
Dividends paid to non-controlling interests	(60)	(5)
Capital contribution by non-controlling interest	92
Disposal (acquisition) of additional interests in consolidated subsidiaries	536	(17)
Net purchase of treasury shares	(2,400)	(400)
Issue of perpetual subordinated bonds		1,985
Coupon payment on perpetual subordinated bonds	(138)	(61)
Net cash used in financing activities	(8,542)	(2,039)
Effect of exchange rate changes and other changes	16	52
Net increase (decrease) in cash and cash equivalents	1,916	(1,148)
Cash and cash equivalents - beginning of the year	8,265	9,413
Cash and cash equivalents - end of the year	10,181	8,265

IFRS Financial Statements of the parent company

PROFIT AND LOSS ACCOUNT

	Full Year
(€ million)	2022	2021
Sales from operations	74,679	38,249
Other income and revenues	542	474
Total revenues	75,221	38,723
Purchases, services and other	(66,135)	(33,127)
Impairment reversals (impairment losses) of trade and other receivables, net	(81)	(77)
Payroll and related costs	(1,231)	(1,286)
Other operating (expense) income	(6,325)	(2,278)
Depreciation, Depletion and Amortization	(825)	(930)
Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(334)	(455)
Write-off of tangible and intangible assets	(65)	(1)
OPERATING PROFIT (LOSS)	225	569
Finance income	3,324	2,049
Finance expense	(3,730)	(2,066)
Net finance income (expense) from financial assets measured at fair value through profit or loss	(44)	11
Derivative financial instruments	234	(201)
FINANCE INCOME (EXPENSE)	(216)	(207)
INCOME (EXPENSE) FROM INVESTMENTS	3,771	6,918
PROFIT (LOSS) BEFORE INCOME TAXES	3,780	7,280
Income taxes	1,623	395
NET PROFIT (LOSS)	5,403	7,675

BALANCE SHEET

(€ million)
	Dec. 31, 2022	Dec. 31, 2021
ASSETS
Current assets
Cash and cash equivalents	7,628	6,630
Financial assets measured at fair value through profit or loss	7,815	5,855
Other financial assets	3,760	4,214
Trade and other receivables	11,661	12,992
Inventories	3,815	2,582
Income tax assets	173	23
Other assets	13,076	12,851
	47,928	45,147
Non-current assets
Property, plant and equipment	5,112	5,213
Right of use assets	1,654	1,691
Intangible assets	241	247
Inventory - compulsory stock	1,773	1,104
Investments	59,815	56,010
Other financial assets	2,146	3,257
Deferred tax assets	2,684	814
Income tax assets	78	78
Other assets	2,813	2,057
	76,316	70,471
Assets held for sale	82	3
TOTAL ASSETS	124,326	115,621
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	14,122	5,866
Current portion of long-term debt	2,883	1,555
Current portion of long-term lease liabilities	373	383
Trade and other payables	12,380	9,521
Income taxes payable	771	117
Other liabilities	14,305	16,305
	44,834	33,747
Non-current liabilities
Long-term debt	16,054	20,619
Long-term lease liabilities	1,887	1,939
Provisions for contingencies	5,661	4,992
Provisions for employee benefits	341	393
Other liabilities	3,029	2,892
	26,972	30,835
TOTAL LIABILITIES	71,806	64,582
Share capital	4,005	4,005
Legal reserve	959	959
Other reserves and equity instruments	45,090	39,358
Treasury shares	(2,937)	(958)
Net profit (loss)	5,403	7,675
TOTAL SHAREHOLDERS' EQUITY	52,520	51,039
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	124,326	115,621

CASH FLOW STATEMENT

	Full Year
(€ million)	2022	2021
Net profit (loss)	5,403	7,675
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	825	930
Impairment losses (impairment reversals) of tangible, intangible and right of use assets, net	334	455
Write-off of tangible and intangible assets	65	1
Impairment reversals (impairment losses) of investments	785	(894)
Gains on disposal of assets, net	(2,226)	(23)
Dividend income	(2,336)	(6,006)
Interest income	(203)	(176)
Interest expense	577	520
Income taxes	(1,623)	(395)
Other changes	247	(63)
Cash flow from changes in working capital	(697)	(401)
- inventories	(1,902)	(1,602)
- trade receivables	(1,597)	(6,097)
- trade payables	2,950	5,283
- provisions for contingencies	769	(170)
- other assets and liabilities	(917)	2,185
Net change in the provisions for employee benefits	1	63
Dividends received	5,515	2,893
Interest received	209	179
Interest paid	(558)	(517)
Income taxes paid, net of tax receivables received	(500)	33
Net cash provided by operating activities	5,818	4,274
Cash flow from investing activities	(5,570)	(9,361)
- tangible assets	(751)	(848)
- intangible assets	(32)	(188)
- investments	(3,457)	(8,145)
- financing receivables held for operating purposes	(1,406)	(293)
- businesses net of cash and cash equivalents divested	(4)
- change in payables in relation to investing activities	80	113
Cash flow from disposals	3,295	2,063
- tangible assets	166	5
- intangible assets	9
- investments	791	479
- financing receivables held for operating purposes	2,329	1,579
Net change in receivables and securities not held for operating purposes	(1,440)	(110)
Net cash used in investing activities	(3,715)	(7,408)

(continued) CASH FLOW STATEMENT

	Full Year
(€ million)	2022	2021
Increase (Repayments) in long-term debt	(3,437)	955
Payment of lease liabilities	(390)	(374)
Increase (decrease) in short-term financial debt	8,287	1,933
Dividends paid	(3,009)	(2,358)
Net purchase of treasury shares	(2,400)	(400)
Issue of perpetual subordinated bonds		1,985
Coupon payment on perpetual subordinated bonds	(138)	(61)
Net cash used in financing activities	(1,087)	1,680
Effect of exchange rate changes and other changes	(18)	(27)
Net increase (decrease) in cash and cash equivalent	998	(1,481)
Cash and cash equivalents - beginning of the year	6,630	8,111
Cash and cash equivalents - end of the year	7,628	6,630